Exhibit 99.1

VIA optronics AG Appoints Roland Chochoiek as Chief Marketing
Officer

Announces new alignment of Marketing organization to consolidate functions under new CMO

Nuremberg, Germany: August 2, 2022 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced the appointment of Roland Chochoiek as Chief Marketing Officer (“CMO”), effective August 1, 2022. In this senior leadership role, Roland will report to Jürgen Eichner, CEO and founder of VIA optronics. As CMO, Roland will lead VIA’s go-to-market strategy in support of the Company’s long-term growth plans.

Jürgen Eichner, CEO and founder of VIA optronics AG commented, “We are very excited to welcome Roland as our new CMO. With his extensive experience in custom-oriented, electronic solutions and strong international background, we believe Roland will be a driving force on our path toward sustainable, long-term growth and profitability.”

Roland Chochoiek added, “I am honored to be joining VIA optronics at such a pivotal time for the Company. VIA has a sophisticated and exciting product suite that’s highly relevant to the growing and diverse display market, particularly for the automotive and industrial end markets. I look forward to leveraging my sales and marketing experience as we continue to launch innovative display systems and touch sensor solutions.”

Chochoiek has a proven track record of successfully leading teams at numerous global B2B technology companies, with more than 30 years of management experience. Prior to joining VIA optronics, Chochoiek served as Executive Vice President at Heitec AG and was responsible for the management of the Company’s worldwide electronics business line and led the installation and development of Heitec’s international sales channels. Prior to Heitec, Chochoiek also held leadership roles at Rittal GmbH & Co., Solectron Corporation, and Force Computers.

In conjunction with the appointment of Roland Chochoiek as CMO, the Company has brought the Marketing organization, the Project Management team, the team from Research and Innovation, and the Strategic Sourcing team together under Chochoiek’s leadership. This re-organization will bring all forward-looking competencies such as new technologies, successful go-to-market plans, and efficient project management together under one roof, generating a streamlined, highly efficient, future-oriented organization that can quickly adjust to market needs and drive profitability and growth.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact:

Investor Relations for VIA optronics:
Lisa Fortuna
Sam Cohen
Alpha IR Group

VIAO@alpha-ir.com

Phone: +1 312-445-2870

Media:
Alexandra Müller-Plötz
AMueller-Ploetz@via-optronics.com
Phone:+49-911-597 575-302